EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Period from
	February 26,
	2007
	(Inception)				Three Months
	through				Ended
	December 31,	Year Ended December 31,			March 31,
	2007	2008	2009	2010	2011
	(In thousands, except ratios)
Earnings
Income (loss) before income taxes	(13,550)	(34,391)	(15,209)	13,267	(11,008)
Fixed charges	1,803	2,497	1,022	1,522	5,223

Total earnings (loss)	(11,747)	(31,894)	(14,187)	14,789	(5,785)

Fixed charges
Interest Expense	1,776	2,404	912	1,357	5,198
Rental expense attributable to interest	27	93	110	165	25

Total fixed charges	1,803	2,497	1,022	1,522	5,223

Ratio of earnings (loss) to fixed charges (1) (2)	—	—	—	9.72	—

(1)	Due to the Company’s net pre-tax loss for the period from February 26, 2007 (Inception) through December 31, 2007, the years ended December 31, 2008 and December 31, 2009 and for the three months ended March 31, 2011, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $13.6 million, $34.4 million and $15.2 million for the period from February 26, 2007 (Inception) through December 31, 2007 and for the years ended December 31, 2008 and December 31, 2009, respectively, and additional earnings of $11.0 million for the three months ended March 31, 2011, to achieve a coverage of 1:1.

(2)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.